

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2012

<u>Via E-mail</u>
Jonathan R. Read
Chief Executive Officer
ECOtality, Inc.
Post Montgomery Center
One Montgomery Street, Suite 2525
San Francisco, California 94104

      Re: ECOtality, Inc.
             Registration Statement on Form S-3
             Filed May 14, 2012
             File No. 333-181374

Dear Mr. Read:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Where You Can Find More Information, page 19</u>

1.   Please revise to incorporate by reference the Form 8-K filed on May 17, 2012 and the Form 10-Q filed on May 21, 2012 or advise. See, Securities Act Forms Compliance and Disclosure Interpretations Question 123.05.

<u>Exhibits</u>

2.   Please update your exhibit index to include the agreements filed with the Form 8-K filed on March 13, 2012.

Exhibit 5.1

3.   We note the second full paragraph on the second page of Exhibit 5.1 regarding counsel's expertise with respect to the laws of Nevada. Please have your counsel revise their opinion to remove this qualification as to jurisdiction. See Section B.3.b of. Staff Legal Bulletin No. 19.

4.   We note the second sentence in the last paragraph limiting reliance on the opinion to the company. Please have your counsel revise their opinion to remove such limitation as investors are entitled to rely on the opinion. See Section B.3.d of. Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Mumford at 202-551-3637 or me at 202-551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Samuel C. Dibble, Esq.